Filed Pursuant to Rule 433
Registration Statement No. 333-132952
FINAL PRICING TERMS__ April 4, 2006

Issuer	Ciena Corporation (NASDAQ: CIEN)

Securities Offered	0.250% Convertible Senior Notes due 2013 SEC Registered (Global) File No. 333-132952

Aggregate principal amount offered	$300,000,000 (plus option to purchase up to an additional $45,000,000 in principal amount of notes to cover underwriters’ over-allotments)

Maturity Date	May 1, 2013, unless earlier redeemed, repurchased or converted

Interest	0.250% per annum, accruing from the settlement date

Interest payment dates	Each May 1 and November 1, beginning November 1, 2006

Price to Public	$1,000 per $1,000 principal amount

Underwriting Discount	2.50%

Conversion premium	15.0% over NASDAQ closing price on April 4, 2006

Conversion price	$5.65 (approximately) per share of common stock

Conversion rate	177.1009 shares of common stock per $1,000 principal amount of notes

Ranking	Senior unsecured obligations

Optional Redemption	The notes are not redeemable prior to May 5, 2009.
At any time on or after May 5, 2009, if the closing sale price of common stock for at least 20 trading days in the 30 consecutive trading day period ending on the day one day prior to the date of a notice of redemption is greater than 130% of the applicable conversion price on the date of such notice, issuer may redeem all or a portion of the notes in whole or in part, at a redemption price in cash equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption

Repurchase at Option of Holder Upon a Fundamental Change	Holders will, subject to certain exceptions, have the right, at their option, to require the issuer to purchase for cash any or all of their notes at a price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, to the repurchase date

Use of Proceeds	Issuer expects to receive approximately $292,200,000 after deducting estimated fees and expenses and underwriting discounts
Issuer intends to use approximately $28.5 million of the net proceeds from the offering to purchase call spread option on its common stock to limit exposure to potential dilution from conversion of the notes, and the remaining proceeds will be used for general corporate purposes including possible repurchases of issuer’s outstanding 3.75% notes due 2008

Trade date	April 4, 2006

Settlement date	April 10, 2006

CUSIP	171779 AB 7

Sole Bookrunner	Goldman, Sachs & Co.

Adjustment to Conversion Rate Upon a Fundamental Change	The following table sets forth number of additional shares to be issuable per $1,000 initial principal amount of notes as a result of a fundamental change that occurs in the corresponding period subject to the conditions described in the prospectus.
In no event, however, will the total number of shares of common stock issuable upon conversion exceed 203.6660 per $1,000 initial principal amount of notes, subject to adjustments. In addition, if the price paid per share of issuer’s common stock in the fundamental change is less than $4.91 or more than $25.00 (subject to adjustment), there will be no change in the conversion rate.

Effective Date
of Fundamental
Change	Stock Price ($)
	4.91	6.00	7.00	8.00	10.00	12.50	15.00	20.00	25.00

April 10, 2006	26.6	17.7	13.8	8.8	5.0	2.8	1.8	1.5	1.2

May 1, 2007	26.6	17.7	12.8	8.2	4.3	2.3	1.5	1.4	0.5

May 1, 2008	26.6	16.8	11.4	6.7	3.0	1.5	1.4	1.3	0.3

May 1, 2009	26.6	15.7	9.9	3.7	1.5	1.3	1.4	1.2	0.2

May 1, 2010	26.6	15.7	8.4	2.4	1.3	1.1	1.0	1.0	0.1

May 1, 2011	26.6	15.5	7.4	2.3	1.2	1.0	0.7	0.7	0.0

May 1, 2012	26.6	15.4	6.0	1.2	1.0	0.9	0.5	0.4	0.0

May 1, 2013	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

CAPITALIZATION
     The following table sets forth:
•	the issuer’s total cash and cash equivalents, short-term investments and long-term investments, total long-term debt and total capitalization as of January 31, 2006; and

•	these amounts as adjusted to give effect to the sale of the notes (assuming that the underwriter’s option to purchase additional notes is not exercised), after deducting underwriting discounts and commissions, the issuer’s estimated offering expenses and the approximately $28.5 million cost of the call spread option on the issuer’s common stock.
     The table does not take into account any repurchases of the issuer’s outstanding 3.75% Convertible Notes due February 1, 2008 that the issuer may make from the proceeds of the offering or otherwise. This table should be read in conjunction with the issuer’s consolidated financial statements and the related notes as filed in the issuer’s annual report on Form 10-K for the issuer’s fiscal year ended October 31, 2005 and the issuer’s quarterly report on Form 10-Q for the fiscal quarter ended January 31, 2006.

	January 31, 2006
	Actual	As Adjusted(1)
	(In thousands, except for share data)
Cash and cash equivalents	$298,624	$562,324
Short-term investments	496,010	496,010
Long-term investments	166,951	166,951

Total cash and cash equivalent, short-term and long-term investments	$961,585	$1,225,285

3.75% Convertible Notes due February 1, 2008	542,262	542,262
0.250% Convertible Senior Notes due 2013	—	300,000

Total long-term debt	$542,262	$842,262

Stockholders’ equity:
Preferred stock — par value $0.01; 20,000,000 shares authorized; zero shares issued and outstanding actual and adjusted	$—	$—
Common stock — par value $0.01; 980,000,000 shares authorized; 581,581,317 shares issued and outstanding actual and adjusted(2)	5,816	5,816
Additional paid-in capital	5,493,614	5,465,114
Changes in unrealized gains on investments, net	(3,433)	(3,433)
Translation adjustment	(505)	(505)
Accumulated deficit	(4,758,886)	(4,758,886)

Total stockholders’ equity	$736,606	$708,106

Total capitalization	$1,278,868	$1,550,368

(1)	The “as adjusted” amounts reflect the approximately $28.5 million cost of the call spread option on the issuer’s common stock to mitigate against exposure to dilution from the conversion of the notes.

(2)	Outstanding common stock does not include (i) 101.1 million shares of common stock reserved for issuance under the issuer’s equity incentive plans, under which options to purchase 60.7 million shares were outstanding as of January 31, 2006, at a weighted average exercise price of $4.79 per share, (ii) 25.0 million shares reserved for issuance under the issuer’s Employee Stock Purchase Plan at January 31, 2006, (iii) 5.2 million shares of common stock issuable upon conversion of the issuer’s 3.75% Convertible Notes due February 1, 2008 and (iv) 53.1 million shares of common stock issuable upon conversion of the notes.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-471-2526.